UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

169453 10 7
(CUSIP Number)

Shudong Xia
9th Floor, Vision Building,
No. 39 Xueyuanlu, Haidian District,
Beijing, China 100191

Shufeng Xia
9th Floor, Vision Building,
No. 39 Xueyuanlu, Haidian District,
Beijing, China 100191

Danxia Huang
9th Floor, Vision Building,
No. 39 Xueyuanlu, Haidian District,
Beijing, China 100191

SAIF Partners III L.P.
Suite 2115, Two Pacific Place
88 Queensway
Admiralty, Hong Kong

With a copy to:

Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
+(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Karmen Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,005,242 shares of common stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,005,242 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,242 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.76%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based on 25,270,069 shares of our common stock outstanding as of June 7, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: East Action Investment Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,005,242 shares of common stock(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,005,242 shares of common stock(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,005,242 shares of common stock(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.76%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Includes 6,005,242 shares of common stock of the Company owned by Karmen Investment Holdings Limited.

(2) Based on 25,270,069 shares of common stock of the Company outstanding as of June 7, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Shudong Xia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,031,835 shares of common stock
	8.	SHARED VOTING POWER 6,005,242 shares of common stock (1)
	9.	SOLE DISPOSITIVE POWER 1,031,835 shares of common stock
	10.	SHARED DISPOSITIVE POWER 6,005,242 shares of common stock (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,037,077 shares of common stock (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.85%(3)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 6,005,242 shares of common stock of the Company beneficially owned by Karmen Investment Holdings Limited.

(2) Includes 6,005,242 shares of common stock of the Company owned by Karmen Investment Holdings Limited and 1,031,835 shares of common stock of the Company owned by Shudong Xia.

(3) Based on 25,270,069 shares of common stock of the Company outstanding as of June 7, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Shufeng Xia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500,000 shares of common stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 500,000 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 25,270,069 shares of common stock of the Company outstanding as of June 7, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Danxia Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 509,896 shares of common stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 509,896 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,896 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.02%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 25,270,069 shares of common stock of the Company outstanding as of June 7, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: SAIF Partners III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,151,152 shares of common stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,151,152 shares of common stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,152 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.43%(1)
14.	TYPE OF REPORTING PERSON PN

(1) Based on 25,270,069 shares of common stock of the Company outstanding as of June 7, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: SAIF III GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,151,152 shares of common stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,151,152 shares of common stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,152 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.43%(1)
14.	TYPE OF REPORTING PERSON PN

(1) Based on 25,270,069 shares of common stock of the Company outstanding as of June 7, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: SAIF III GP Capital Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,151,152 shares of common stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,151,152 shares of common stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,152 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.43%(1)
14.	TYPE OF REPORTING PERSON PN

(1) Based on 25,270,069 shares of common stock of the Company outstanding as of June 7, 2012.

CUSIP No.	169453 10 7

1.	NAME OF REPORTING PERSON: Andrew Y. Yan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,151,152 shares of common stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,151,152 shares of common stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,152 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.43%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 25,270,069 shares of common stock of the Company outstanding as of June 7, 2012.

This Schedule 13D is filed jointly by Karmen Investment Holdings Limited (“Karmen”), East Action Investment Holdings Ltd. (“East Action”), Shudong Xia, Shufeng Xia, Danxia Huang, SAIF Partners III L.P. (“SAIF Partners”), SAIF III GP L.P. (“SAIF GP”), SAIF III GP Capital Ltd. (“SAIF Capital”) and Andrew Y. Yan. Karmen, East Action and Shudong Xia are collectively referred to as the “Xia Parties.” Andrew Y. Yan, SAIF Partners III L.P., SAIF III GP L.P. and SAIF III GP Capital Ltd. are collectively referred to as the “SAIF Parties.” The Xia Parties, the SAIF Parties, Shufeng Xia and Danxia Huang are collectively referred to as the “Reporting Persons.”

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to China TransInfo Technology Corp. (the “Company”) and amends and supplements (i) the statement on Schedule 13D filed on May 15, 2007 on behalf of the Xia Parties with the United States Securities and Exchange Commission (the “SEC”), as amended on September 3, 2008, April 26, 2010, March 9, 2011, March 16, 2011, March 24, 2011, April 15, 2011, May 10, 2011, August 30, 2011, September 20, 2011, October 7, 2011, October 24, 2011, November 9, 2011, November 28, 2011, December 14, 2011, January 4, 2012, February 21, 2012 and March 20, 2012 (as amended and supplemented to date, the “Xia Schedule 13D”) and (ii) the statement on Schedule 13D filed on July 29, 2008 on behalf of the SAIF Parties with the SEC, as amended on March 5, 2010 (as amended and supplemented to date, the “SAIF Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Xia Schedule 13D or the SAIF Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Company. As of the date of this Schedule 13D, the Company has 25,270,069 shares of Common Stock issued and outstanding. The principal executive office of the Company is located at 9th Floor, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing, China 100191.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c)

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this Schedule 13D.

With respect to the Xia Parties, this Schedule 13D also amends and supersedes the Xia Schedule 13D. With respect to the SAIF Parties, this Schedule 13D amends and supersedes the SAIF Schedule 13D.

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

The business address of each of the Reporting Persons other than the SAIF Parties is 9th Floor, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing, China 100191. The business address of each of the SAIF Parties is 2516-2520, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

Each of Karmen and East Action is an investment holding company. Shudong Xia is CEO and President of the Company. Shufeng Xia is the Director of financial department of China TransInfo Technology Group Co., Ltd. Danxia Huang is Vice President of Operations, Treasurer and Director of the Company.

The principal business of SAIF Partners is to make investments in companies in China and India. The principal business of SAIF GP and SAIF Capital is to serve as the general partners and advisers in the various investment vehicles, including SAIF Partners. Andrew Y. Yan is acting as the sole director of SAIF Capital.

(d)	During the five years preceding the date of this filing, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the five years preceding the date of this filing, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Shudong Xia is a citizen of the People’s Republic of China. Shufeng Xia is a citizen of the People’s Republic of China. Danxia Huang is a citizen of the People’s Republic of China. Andrew Y. Yan is a citizen of Hong Kong Special Administrative Region, the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an agreement and plan of merger, dated as of June 8, 2012 (the “Merger Agreement”), by and among (i) TransCloud Company Limited (“Parent”), (ii) TransCloud Acquisition Inc. (“Merger Sub”), a Nevada corporation and a wholly-owned subsidiary of Parent and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, each of the Company’s shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $5.80 per share in cash, without interest, except shares held by the Company as treasury stock or owned by Parent and Merger Sub (including shares to be contributed by certain Reporting Persons prior to the effective time of the Merger pursuant to the Management Contribution Agreement and the SAIF Contribution Agreement described below). The Merger is subject to the approval of the Company’s stockholders and other customary closing conditions. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$92.3 million will be expended in acquiring 13,071,944 outstanding shares of Common Stock owned by stockholders of the Company other than the Reporting Persons (“Publicly Held Shares”). This amount includes (a) the estimated funds required by Reporting Persons to (i) purchase the Publicly Held Shares, (ii) pay for the outstanding options to purchase Common Stock, and (iii) pay for the outstanding warrants to purchase Common Stock, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares (excluding any tax liabilities).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Reporting Persons pursuant to a facility agreement, dated as of June 8, 2012 (the “Facility Agreement”), by and between Parent and China Development Bank Corporation Hong Kong Branch (“CDB”), an equity commitment letter, dated as of June 7, 2012 (the “SAIF Commitment Letter”), by and between SAIF Partners IV L.P. and Shudong Investments Limited (“Holdco”), a British Virgin Islands company wholly-owned by Shudong Xia and the sole shareholder of Parent, and an equity commitment letter, dated as of June 7, 2012 (the “Xia Commitment Letter”), by and between Shudong Xia and Holdco. Under the terms and subject to the conditions of the Facility Agreement, CDB will provide a term loan facility of up to $96 million to Parent. Under the terms and subject to the conditions of the SAIF Commitment Letter, SAIF Partners IV L.P. will provide equity financing of an approximate amount of US$11.6 million to Holdco. The source of funds for such equity financing will come from the investors in such funds. Under the terms and subject to the conditions of Xia Commitment Letter, Shudong Xia will provide equity financing of an approximate amount of US$27.0 million to Holdco. The source of funds for such equity financing will come from Shudong Xia’s personal funds. The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement, the SAIF Commitment Letter and the Xia Commitment Letter. Copies of the Facility Agreement, the SAIF Commitment Letter and the Xia Commitment Letter are filed as Exhibit 7.03, Exhibit 7.04 and Exhibit 7.05, respectively, and are incorporated herein by reference in their entirety.

On June 7, 2012, Karmen, Shudong Xia, Shufeng Xia and Danxia Huang (the “Management Rollover Holders”) entered into a contribution agreement (the “Management Contribution Agreement”) with Parent and Holdco. Pursuant to the Management Contribution Agreement, the Management Rollover Holders agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 8,046,973 shares of Common Stock in exchange for the same amount of ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Management Contribution Agreement, a copy of which is filed as Exhibit 7.06 and is incorporated herein by reference in its entirety.

On June 7, 2012, SAIF Partners entered into a contribution agreement (the “SAIF Contribution Agreement”) with Parent and Holdco. Pursuant to the SAIF Contribution Agreement, SAIF Partners agreed that, immediately prior to the effective time of the Merger, it will contribute to Parent an aggregate of 4,151,152 shares of Common Stock in exchange for the same amount of preference shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the SAIF Contribution Agreement, a copy of which is filed as Exhibit 7.07 and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

On June 8, 2012, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company as the surviving entity. Under the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $5.80 in cash, without interest, except for shares of Common Stock owned by Parent and Merger Sub (including shares of Common Stock to be contributed to Parent by certain Reporting Persons prior to the effective time of the Merger pursuant to the Management Contribution Agreement and the SAIF Contribution Agreement).

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Common Stock will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

On June 7, 2012, the Management Rollover Holders and SAIF Partners, who collectively own approximately 48.27% of the outstanding shares of Common Stock, entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Management Rollover Holders and SAIF Partners has agreed (i) when a meeting of the stockholders of the Company is held, to appear at such meeting or otherwise cause their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and (iii) to vote or cause to be voted at such meeting all their shares of Common Stock against the approval any alternative transaction proposal or any other action contemplated any an alternative transaction proposal. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.08, and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)	With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

As of the date of this Schedule 13D, Shudong Xia directly holds and has the sole voting and dispositive power over 1,031,835 shares of Common Stock, representing approximately 4.08% of the outstanding shares of Common Stock. Shudong Xia is also the sole shareholder of East Action. East Action is the sole shareholder of Karmen. Karmen directly holds 6,005,242 shares of Common Stock, representing approximately 23.76% of the outstanding shares of Common Stock. Each of East Action and Shudong Xia Yang shares voting and dispositive control over the shares of the Common Stock held by Karmen. Each of East Action and Shudong Xia is thereby deemed to have beneficial ownership of such shares of Common Stock.

As of the date of this Schedule 13D, SAIF Partners beneficially owns 4,151,152 shares of Common Stock, representing approximately 16.43% of the outstanding shares of Common Stock. Andrew Y. Yan, SAIF Capital and SAIF GP may be deemed to be beneficial owners for purposes of filing this Schedule 13D, each of which disclaims beneficial ownership in such shares, except to the extent of their pecuniary interest therein.

By virtue of his direct and indirect control of SAIF Capital, SAIF GP and SAIF Partners, Andrew Y. Yan is deemed to have shared voting and dispositive powers with respect to the shares of Common Stock beneficially owned by SAIF Partners, as to which SAIF Capital, SAIF GP and SAIF Partners are also deemed to have shared voting and dispositive powers.

As of the date of this Schedule 13D, Shufeng Xia directly holds and has the sole voting and dispositive power over 500,000 shares of Common Stock, representing approximately 1.98% of the outstanding shares of Common Stock.

As of the date of this Schedule 13D, Danxia Huang directly holds and has the sole voting and dispositive power over 509,896 shares of Common Stock, representing approximately 2.02% of the outstanding shares of Common Stock.

In accordance with Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any of the other Reporting Persons, except that each of the Xia Parties may be deemed to beneficially own all shares of Common Stock that are held by Karmen.

(c)

During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of the SAIF Parties, has effected any transactions in the Common Stock.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On June 7, 2012, (i) SAIF Partners IV L.P. and Holdco entered into the SAIF Commitment Letter; (ii) Shudong Xia and Holdco entered into the Xia Commitment Letter; (iii) the Management Rollover Holders, Parent and Holdco entered into the Management Contribution Agreement; (iv) SAIF Partners, Parent and Holdco entered into the SAIF Contribution Agreement; and (v) the Management Rollover Holders, SAIF Partners and Parent entered into the Voting Agreement.

On June 8, 2012, Parent, Merger Sub and the Company entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement: (i) Parent and CDB entered into the Facility Agreement; and (ii) Shudong Xia and SAIF Partners IV L.P. issued a limited guarantee (the “Limited Guarantee”) in favor of the Company, a copy of which has been filed as Exhibit 7.09, and is incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated June 7, 2012.

Exhibit 7.02

Agreement and Plan of Merger by and among Parent, Merger Sub and the Company, dated June 8, 2012 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 8, 2012).

Exhibit 7.03	Facility Agreement by and between Parent and CDB, dated June 8, 2012.

Exhibit 7.04	Equity Commitment Letter by SAIF Partners IV L.P. in favor of Holdco, dated June 7, 2012.

Exhibit 7.05	Equity Commitment Letter by Shudong Xia in favor of Holdco, dated June 7, 2012.

Exhibit 7.06	Contribution Agreement by and among the Management Rollover Holders, Parent and Holdco, dated June 7, 2012.

Exhibit 7.07	Contribution Agreement by and among SAIF Partners, Parent and Holdco, dated June 7, 2012.

Exhibit 7.08	Voting Agreement by and among the Management Rollover Holders, SAIF Partners and Parent, dated June 7, 2012.

Exhibit 7.09

Limited Guaranty by Shudong Xia and SAIF Partners IV L.P. in favor of the Company dated June 8, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 8, 2012).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2012

Karmen Investment Holdings Limited

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Sole Director

East Action Investment Holdings Ltd.

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Sole Director

Shudong Xia

By: /s/ Shudong Xia

Shufeng Xia

By: /s/ Shufeng Xia

Danxia Huang

By: /s/ Danxia Huang

SAIF Partners III L.P.
SAIF III GP, L.P.
SAIF III GP Capital Ltd.

By: /s/ Andrew Y. Yan
Name: Andrew Y. Yan
Title: Sole Director of SAIF II GP Capital Ltd., the General Partner of SAIF III GP, L.P., the General Partner of SAIF Partners III L.P.

Andrew Y. Yan

By: /s/ Andrew Y. Yan